		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549					OMB APPROVAL
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		FORM 12b-25					SEC FILE NUMBER
000-27545
NOTIFICATION OF LATE FILING
CUSIP NUMBER
(Check One):	☐ Form 10-KSB		☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form N-SAR	74837Q-10-6
	For Period Ended:		September 30, 2004
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Quick-Med Technologies, Inc.
Full Name of Registrant

Former Name if Applicable
3427 SW 42nd Way
Address of Principal Executive Office (Street and Number)
Gainesville, Florida, 32608
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (6/94)

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period:

        The Registrant is working to complete its quarterly financial statements for its first quarter ended September 30, 2004. However, the Registrant has been delayed in the finalization of same, primarily due to commencing finalization of these quarterly statements (and report) later than expected, given the delays in completing and filing of the Registrants Annual Report on Form 10-KSB last month.  The Registrant was delayed in completing the Annual Report on Form 10-KSB (filed October 13, 2004) mainly due to severe weather (hurricanes) which negatively impacted (including power failures) the ability of the Registrant’s head office staff to attend to the completion of such report.

        The Registrant has used its best efforts to complete the Form 10-QSB in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-QSB within the prescribed time limit without unreasonable effort or expense.  The Registrant fully expects to complete the Form 10-QSB within the five day extension period permitted by Rule 12b-25.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
David S. Lerner (561) 750-4202
(Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).        ☒ Yes       ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☐Yes       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Quick-Med Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

November 15, 2004                             By: [signed: Dr. Lerner]

                                                                                   David S. Lerner, President

SEC 1344 (6/94)